PAYROLL4FREE.COM

You can once again buy stock in Payroll4Free.com!

Dear <<First Name>>,

Guess what!? You can once again buy Payroll4Free.com stock on the Wefunder platform! The share price is $12.50, but **if your investment is part of the first $200,000 raised, you will actually only pay $11.25 per share (Early Bird Bonus)!**

Because we value our relationship with you, **we are giving you "friends and family" early access to our campaign**, before Wefunder makes it public to their registered 800,000 investors on September 6th.

In our last campaign the Early Bird Bonus ran out within a week of its start!

We have had many requests from clients for another opportunity to invest, especially to be able to qualify for our most popular perk of **FREE Payroll4Free.com Payroll Tax Service for LIFE.** Well, you asked and we listened!

You again have the chance to qualify for free PTS for life (as long as you remain a client) when you invest at least $1,250. If you remain a client for the next four plus years, that's like getting $1,250 of free shares, which can be very meaningful, whether you are currently paying for this service, or would like to begin utilizing it.

You can access our current campaign by clicking below and invest as little as $250, but in addition to free PTS for life, there are other perks available if you invest more, depending on the level of your investment.

INVEST HERE

Please watch the video at the top of page - it does explain our business model. Below the video there's a lot to read, but you will get a great picture of where we are and where we are going. To see why we think this is a great time to invest in Payroll4Free.com, be sure to check out the section titled VALUATION.

the IRS Tax Code Section 1202 - QSBS exemption.

Of course, we are an early stage company, and there are risks in investing. Those risks are also outlined in our Wefunder profile.

I will be reaching out personally to speak with as many of you as possible. If you would prefer to arrange a specific time to speak with me, you may do so here.

Thank you so much,
Mike

P.S. Please note that your investment is not finalized until this campaign is public and Form C is filed. You will be required to reconfirm your investment at that time. In the meantime, your funds will be held in escrow by Wefunder.

Required SEC language until Form C is filed:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.